GOVERNMENT FUND

INDEX COMPARISONS

Compares performance of the Government Fund Class I shares to the Lehman Brothers Intermediate Government Bond Index, and the Consumer Price Index for the periods ended September 30, 2000. On September 30, 2000, the weighted average securities ratings of the Index and the Fund were AAA and AAA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 3.9 years and 4.7 years, respectively. Class I shares became available on July 5, 1996. Past performance of the Index and the Fund may not be indicative of future performance.



Government Fund Class I Shares

Average Annual Total Returns (periods ending 9.30.00)

(at max. offering price)	
One year:	6.07%
Three years:	5.26%
Since inception (7/5/96):	6.03%

INCOME FUND

INDEX COMPARISONS

Compares performance of the Income Fund Class I shares to the Lehman Brothers Intermediate Government Corporate Bond Index and the Consumer Price Index for the periods ended September 30, 2000. On September 30, 2000, the weighted average securities ratings of the Index and the Fund were A and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 4.3 years and 4.4 years, respectively. Class I shares became available on July 5, 1996. Past performance of the Index and the Fund may not be indicative of future performance.



Income Fund Class I Shares

Average Annual Total Returns (periods ending 9.30.00)

(at max. offering price)	
One year:	6.46%
Three years:	5.06%
Since inception (7/5/96):	6.37%